UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Box Ships Inc. (the "Company"), dated October 23, 2013, announcing the adjournment of the Company's annual general meeting of shareholders, to be reconvened on November 12, 2013.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-181076) declared effective by the Securities and Exchange Commission on May 10, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: October 28, 2013	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 99.1

Box Ships Inc. Announces Adjournment of Annual General Meeting of Shareholders

ATHENS, Greece, October 23, 2013 – Box Ships Inc. (NYSE:TEU) (the "Company") announced that the Annual General Meeting of Shareholders (the "Annual Meeting") of the Company held today has been adjourned until November 12, 2013 to allow additional time for the solicitation of proxies.  The meeting will re-convene at the premises of the Company at 15 Karamanli Ave. 166 73 Voula, Greece, on November 12, 2013 at 2:00 p.m. local time.

The business scheduled for the re-convened Annual Meeting remains the same as set forth in the Company's Proxy Statement for Annual General Meeting of Shareholders dated September 20, 2013.  Shareholders of the Company will consider and vote upon proposals:

1.	To elect one Class B Director to serve until the Company's 2016 Annual General Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2013 ("Proposal Two");

3.
To ratify the Company's execution and delivery, and approve the Company's performance, of a corporate guarantee in connection with the guarantee of a loan of up to $69.0 million, made between Irises Shipping Ltd. and Nereus Navigation Ltd., two wholly-owned subsidiaries of Paragon Shipping Inc., and China Development Bank Corporation ("Proposal Three"); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of stock entitled to vote thereon. Adoption of Proposal Three requires a vote of the holders of a majority of all outstanding shares entitled to vote thereon.

Shareholders who have not already done so are encouraged to vote on the proposals. Shareholders who have already voted need not take any further action.  Shareholders who have already voted may change their vote by submitting a revised proxy prior to November 12, 2013.

About Box Ships Inc.

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 8.7 years. The Company's common shares trade on the New York Stock Exchange under the symbol "TEU."

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made in this press release are "forward-looking statements" as defined by U.S. federal securities laws.  Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could" and similar expressions or phrases may identify forward-looking statements.  All forward-looking statements involve risks and uncertainties.  Actual results or developments may differ materially from those projected or implied in these forward-looking statements.  Factors that may cause such a difference include, without limitation, risks and uncertainties related to market conditions and other risks set forth in the Company's annual report filed on Form 20-F for the fiscal year ended December 31, 2012.

Contacts
Box Ships Inc.
ir@box-ships.com

Allen & Caron Inc.
Michael Mason (Investors)
michaelm@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300